K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

June 25, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	First Investors Life Series Funds First Investors Life Series Limited Duration High Quality Bond Fund File Nos. 002-98409; 811-04325 Post-Effective Amendment No. 65

Ladies and Gentlemen:

We have acted as counsel to First Investors Life Series Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 65 to the Trust’s registration statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours, /s/ K&L Gates LLP

cc:	Mary Carty First Investors Management Company, Inc.